

July 21, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

> **Re:** **Del Global Technologies Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 13, 2010**
> **File No. 000-03319**

Dear Mr. Quicke:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1 – Amendment to the Company's Certificate, page 7

1.   We note your response to prior comment 1. Please tell us how you considered our outstanding comments on your registration statement when preparing your proxy statement, and what steps you will take if there are material changes to the contemplated rights offering currently described on page 7 of your proxy statement, including, for example, changes to your intended use of the proceeds. Refer to comment 2 from our letter dated June 10, 2010.

Documents Incorporated by Reference, page 23

2.   We note that you are incorporating your quarterly reports on Form 10-Q by reference into your proxy statement. Please tell us whether you will deliver these reports with your

Mr. John J. Quicke
Del Global Technologies Corporation
July 21, 2010
Page 2

        proxy statement. Refer to Item 13(b)(2) of Schedule 14A. Please also note the timing requirements of Note D.3 of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

        Sincerely,

        Russell Mancuso
        Branch Chief

cc (fax):   Steven Wolosky
        Jeffrey S. Spindler
        Olshan Grundman Frome Rosenzweig & Wolosky LLP